

FOR IMMEDIATE RELEASE   TSX: WPM
JULY 7, 2020   NYSE: WPM

WHEATON PRECIOUS METALS TO RELEASE 2020 SECOND QUARTER RESULTS ON AUGUST 12, 2020

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. will release its 2020 second quarter results on Wednesday, August 12, 2020, after market close.

A conference call will be held on Thursday, August 13, 2020 starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US: 1-888-231-8191
Dial from outside Canada or the US: 1-647-427-7450
Pass code: 1968427
Live audio webcast: link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 20, 2020 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US: 1-855-859-2056
Dial from outside Canada or the US: 1-416-849-0833
Pass code: 1968427
Archived audio webcast: link

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com